LETTER OF INTENT



                                          May 25, 1999


Mr. Don Gunn
President
UltraHue, Inc.
Suite 183
16542 Redmond Way
Redmond, WA  98052

Dear Don:

      When countersigned by you below, the following will constitute our letter of intent with respect to the purchase of all of the rights and assets constituting your ink and toner business. For purposes of this letter of intent, Cadapult Graphic Systems, Inc., a Delaware corporation, or our designee or assignee, will be referred to as "Purchaser" and ultraHue, Inc., a New Mexico corporation, will be referred to as "Seller".

      1.    Purchase of Assets. Purchaser will purchase from Seller, and
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Seller will convey to Purchaser, all of Seller's title and interest in and to certain of the assets, tangible and intangible and wherever located, which are owned by Seller. Such rights, titles and interest in these assets (collectively the "Assets") are generally described in Exhibit A hereto.

            The purchase price for the Assets will be:

                  a) $2,000,000 in cash at closing. The Asset Purchase Agreement will provide for a deposit of $100,000 to be deposited into an attorney's trust account upon the completion of due diligence.
                  b) Cash for receivables and inventory at cost less accounts payable as these items are realized.
                  c) For one year from the closing, paid quarterly, 10% of the Net Profits, defined as the Gross Profit less Don Gunn's and Randy Hooker's compensation, of the ultraHue subsidiary associated with the first $1,500,000 of Gross Profits, defined as the profits of the subsidiary taking into account all expenses and costs with the exception of Don Gunn's and Randy Hooker's compensation, and 30% of the Net Profits of the ultraHue subsidiary associated with those Gross Profits in excess of $1,500,000.
                  d) For two years commencing on the first anniversary of the closing, paid quarterly, 10% of the Net Profits of the ultraHue subsidiary associated with the first $1,000,000 of Gross Profits, and 30% of the Net Profits of the ultraHue subsidiary associated with those Gross Profits in excess of $1,000,000.

                  Incident to the purchase of the Assets, Purchaser will assume the current obligations associated with the listed Assets at the Closing to the extent that such liabilities and obligations have been incurred in the ordinary course of business consistent with past practices and are specifically identified in the definitive Asset Purchase Agreement, except that Purchaser will not assume any of the following which consist of:

            a. Severance obligations to executive and management personnel;

            b. Unfunded employee benefit plan obligations accrued as of the Closing;

            c.    Any other liabilities not referenced herein above.

      2.    Asset Purchase Agreement.  The rights and obligations of the
            ------------------------
parties shall be set forth in a definitive Asset Purchase Agreement to be agreed upon and executed by the Purchaser and Seller.

            In the definitive Asset Purchase Agreement, Seller will make such representations as are customary in transactions of this nature, including, without limitation, representations as to Seller's power, authority and standing to engage in the contemplated transaction; Seller's good and marketable title to the Assets, free of all liens and security interests other than those identified liens and security interests which are to be removed at Closing or specifically assumed by Purchaser or which are otherwise approved by Purchaser, the absence of material pending or threatened litigation and liabilities (contingent or otherwise) affecting the Business or the Assets; the accuracy of the financial statements of the Business; the absence of any material adverse changes in the Assets or the financial condition of the Business; the absence of any material undisclosed liabilities affecting the Business or the Assets; the absence of any material violations of law, ordinance or regulation, including applicable environmental laws, by the Business or the Assets; the absence of any hazardous substance in the air, soil or water at the real properties which are currently or were formerly owned or leased by the Business (the "Real Properties") and the absence of any environmental cleanup liabilities, environmental claims or other costs or expenses required to bring the Business or the Real Properties into compliance with all applicable environmental laws; the absence of hazardous substances having been handled, used, transported, stored, disposed of or released at the Real Properties while they were owned or leased by Seller; the absence of any material tax liabilities of Seller which would affect Purchaser's ownership or use of the Assets; the absence of any material default by Seller or the other contracting party(ies) under the contracts included in the Assets; and the accuracy, in all material respects, of the information, contracts and other materials furnished by Seller for review by Purchaser.

            Likewise, Purchaser will make such representations as are customary in transactions of this nature. All representations and warranties will survive the Closing for a period of 3 years. Specific reference herein to the foregoing representations will not preclude Purchaser from requiring such additional representations from Seller as it may deem advisable in the definitive Asset Purchase Agreement.

      3.    Due Diligence Period.  The definitive Asset Purchase Agreement
            --------------------
will provide for a due diligence period during which the Purchaser will have the right to conduct such due diligence investigation of the Business and the Assets as Purchaser, in its sole discretion, deems appropriate. If the results of this due diligence investigation are unsatisfactory to Purchaser, in its sole determination, then Purchaser will have the option to terminate the definitive Asset Purchase Agreement.

      4.    Access to Information.  Immediately upon Seller's execution of
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this Letter of Intent, Purchaser and its attorneys and other representatives will have full access during normal business hours to all employees, consultants, assets, properties, books, accounts, records, tax returns, contracts and other documents of the Business or which affect the Assets, provided, however, that such access will not materially interfere with the normal business operations of the Business. If the parties terminate their discussions for any reason, Purchaser will promptly return all documents and other materials so provided to it by Seller.

      5.    Use and Confidentiality.  All of the information, records,
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books and data to which Purchaser and/or its representatives are given access as set forth above will be used by Purchaser solely for the purpose of analyzing the Business and the Assets and will be treated on a confidential basis. The terms, conditions and existence of this Letter of Intent and all further discussions between the parties will also be treated on a confidential basis, subject to appropriate disclosure to regulatory authorities and as otherwise required by law or the rules of any securities exchange which may be applicable. All announcements to third parties pertaining to the contemplated transaction will be subject to review and reasonable approval of both parties before public disclosure and, notwithstanding anything to the contrary stated herein, will not identity Purchaser or its affiliates by name.

      6.    Collateral Agreements.  In conjunction with the sale of the
            ---------------------
assets contemplated herein, Donald Gunn and Randy Hooker shall enter into employment agreements in the form to be agreed upon and annexed to the Asset Purchase Agreement. In addition, both the Selling entity as well as certain individual shareholders and officers of Seller, shall, again in conjunction with such sale, agree to neither compete with the Purchaser nor disclose confidential information relating to the business of the Seller. Such agreements shall be in the form also annexed to and made part of the definitive Asset Purchase Agreement contemplated hereunder.

      7.    Closing.  The closing date contemplated by the parties hereto
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and to be provided in the Asset Purchase Agreement shall be August 15, 1999.

      8.    Agreement Not To Sell; Operation of Business.  Commencing
            --------------------------------------------
immediately, Seller and its agents will withdraw the Business and the Assets from the market and will not, nor will Seller permit any of its officers, employees or agents (including and without limitation, investment bankers, attorneys and accountants) directly or indirectly to, solicit, discuss, encourage or accept any offers for the purchase of the Business and/or the Assets, whether as a primary or back-up offer, or take any other action with the intention or reasonably foreseeable effect of leading to any commitment or agreement to sell the Business and/or the Assets. In addition, Seller will conduct its operations according to its ordinary and usual course of business consistent with past practices and will not enter into any material transactions or incur any material liabilities greater than $15,000, without first obtaining the consent of Purchaser, which consent will not be unreasonably withheld or delayed. The obligations set forth in this Section 8 will terminate on June 30, 1999, if by such date a definitive Asset Purchase Agreement has not been executed and delivered by the parties.

      9.    Costs and Expenses.  Except as otherwise specifically set forth
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herein, each party will bear its own expenses in connection with the contemplated transaction, including, without limitation, any costs associated with this Letter of Intent and the Asset Purchase Agreement contemplated hereunder.

      10.   Attorneys' Fees.  In the event of any litigation between the
            ---------------
parties with respect to this Letter of Intent, the non-prevailing party will pay the expenses, including reasonable attorneys' fees and court costs, of the prevailing party in connection therewith.

      11.   Letter of intent.  Subject to the provisions of Sections 4, 5, 8,
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9 and 10 above, which are to be deemed binding upon the parties, this letter is intended to be merely a non-binding Letter of Intent regarding the contemplated transaction. The parties will attempt to negotiate a definitive Asset Purchase Agreement generally consistent with the terms of this Letter of Intent, but intend that no legal rights or obligations between them (other than those arising under Sections 4, 5, 8, 9 and 10) will come into existence unless and until the definitive Asset Purchase Agreement is signed and delivered by both of them and that, in such event, their respective legal rights and obligations will then be only those set forth in the definitive Asset Purchase Agreement.

      If the foregoing accurately sets forth your understanding. please date, sign and return the enclosed copy of this Letter of Intent to the undersigned. In the event this letter is not accepted by you on or before 5:00 p.m. New York time, on May 28, 1999, the provisions of this letter will be null and void.

                                    Very Truly yours,

                                    CADAPULT GRAPHIC SYSTEMS, INC.

                                    By:  /s/ Michael W. Levin
                                       ------------------------------
                                         Michael W. Levin, President

ACCEPTED this 27th day of
May, 1999

ultraHue, Inc.

By:  /s/ Donald Gunn
     -----------------------
     Donald Gunn, President



                         Exhibit A : Assets Purchased


1) Accounts Receivables
2) Fixed Assets
3) Inventory
4) UltraHue, Inc. name and likeness
5) All formulations, methods and processes
6) Telephone and fax numbers
7) www.ultrahue.com URL